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Re: Pattern Energy Group Inc. Amendment No. 3 Confidential Draft Registration Statement on Form S-1 Submitted April 24, 2013 CIK No. 0001561660

Dear Mr. King:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment letter to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, dated May 8, 2013, from the staff of the Commission (the “Staff”) regarding Amendment No. 3 (“Confidential Submission Amendment No. 3”) to the above-captioned Confidential Draft Registration Statement on Form S-1 that the Company originally submitted to the Securities and Exchange Commission (the “Commission”) on November 13, 2012, as amended by Confidential Submission Amendment No. 1 submitted to the Commission on December 31, 2012 and Confidential Submission Amendment No. 2 submitted to the Commission on January 28, 2013 (collectively, the “Registration Statement”). The Company advises the Staff that an amendment to the Registration Statement will not be submitted concurrently with this response letter. Following the completion of its unaudited financial statements for the three months ended March 31, 2013, the Company intends to amend the Registration Statement to reflect, among other things, such quarter-end financial information and the appropriate disclosure in response to the Staff’s Comment No. 1 as indicated below.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission Amendment No. 3.

May 9, 2013

Cash Dividend Policy

Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and 2014, page 47

1.	Your response to comment 3 in our letter dated February 13, 2013 indicated that you would include a tax provision within your forecast when the registration statement was updated to include financial information for the year ended December 31, 2012. Please tell us why this was not done. Additionally, you stated that you would also remove footnote (1) to the forecast and footnote (a) to the reconciliation to Adjusted EBITDA. Please explain or revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in connection with its next submission or filing, as applicable, of the Registration Statement, it will (i) include a tax provision within its forecast, (ii) remove footnote (1) to its forecast and (iii) remove footnote (a) to the reconciliation of forecasted Adjusted EBITDA.

Index to Financial Statements

Combined Statements of Cash Flows, page F-13

2.	We note your presentation of the receipt of Section 1603 investment tax credit cash grants within the financing activities section of your statement of cash flows, and your disclosure on page F-16 that you record the receipt of U.S. Treasury grant proceeds as a deduction from the carrying amount of the related asset. Please explain to us in detail your basis for including these proceeds within the financing activities section of the statement of cash flows. Please cite relevant GAAP including industry practice with respect to such grants.

Response: The Company advises the Staff that it used the following US GAAP standard to support its conclusion that cash proceeds from its Section 1603 investment tax credit cash grant should be classified within the financing activities section of its statement of cash flows.

ASC 230-10-45-14 – Cash Flows from Financing Activities

All of the following are cash inflows from financing activities:

a.	Proceeds from issuing equity instruments

b.	Proceeds from issuing bonds, mortgages, notes and from other short- or long-term borrowing

c.	Receipts from contributions and investment income that by donor stipulation are restricted for the purposes of acquiring, constructing, or improving property, plant, equipment or other long-lived assets or establishing or increasing a permanent endowment or term endowment (emphasis added)

May 9, 2013

d.	Proceeds received from derivative instruments that include financing elements at inception, whether the proceeds were received at inception or over the term of the derivative instrument, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments

e.	Cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes. For this purpose, excess tax benefits shall be determined on an individual award (or portion thereof) basis.

American Recovery and Reinvestment Act (the “ARRA”)

The ARRA was passed into law in early 2009. ARRA extended and enhanced federal tax subsidies for wind, solar and other renewable energy projects. The United States Department of Treasury released guidance and application forms for “the grant in lieu of the investment tax credit for qualified energy property” (the “Grant,” or Section 1603 investment tax credit cash grant, as referred to above) as authorized by the ARRA. The Grant is designed to provide tax incentives to companies to invest in renewable energy projects. According to the ARRA Grant Program Guidance, the purpose of the payment is to provide funds to eligible applicants for a portion of the cost of eligible property. Grants are provided for specified energy property, constructed and placed in service by certain dates, as described in the ARRA.

Discussion

The purpose of the Grant is to provide a stimulus to companies for the construction of new renewable energy facilities. Grants are provided after-the-fact for a prescribed portion of actual costs incurred.

Cash outflow for actual construction costs of a wind energy projects is a separate activity that occurs prior to application for and receipt of Grant funds. Payments made for construction costs and Grant funds received are to and from, respectively, different third parties and thus it is more appropriate to report those activities separately, and gross, in the statement of cash flows.

The Company pledged its Grant as collateral to obtain certain construction financing related to a wind energy project. Proceeds from the Company’s Grant were used to repay construction financing.

The Company believes Section 1603 investment tax credit cash grants substantively meet the criteria set out in ASC 230-10-20 Glossary, and ASC 230-10-45-14(c) – restricted resources that by donor stipulation must be used for long-term purposes.

May 9, 2013

Based upon its analysis of the relevant sections of ASC 230, the Company concluded that classification of cash proceeds from its Grant as a financing activity in its statement of cash flow was most appropriate.

In addition, based on review of publicly available industry information, the Company believes that classification of its Grant proceeds as a financing activity is consistent with other wind and solar companies receiving Section 1603 investment tax credit cash grants, although there is some diversity of presentation.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1284 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II of LATHAM & WATKINS LLP

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Patrick H. Shannon, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP

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